EXHIBIT 99.1

Precision Drilling Announces 2025 Second Quarter Unaudited Financial Statements

CALGARY, Alberta, July 29, 2025 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending, Working Capital and Total Long-term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this news release.

Precision Drilling Corporation ("Precision" or the "Company") (TSX:PD; NYSE:PDS) announces 2025 second quarter results and confirms shareholder return targets while increasing its investment in its Super Series rig fleet to meet customer demand and drive drilling revenue growth.

Financial Highlights

  Revenue was $407 million, including $7 million for customer-funded rig upgrades, compared to $429 million in the second quarter of 2024. The decrease was mainly attributable to lower U.S. and international activity and day rates, as well as a decline in well service activity.
  Adjusted EBITDA(1) was $108 million, including $4 million of share-based compensation expense. In 2024, second quarter Adjusted EBITDA(1) was $115 million and included share-based compensation expense of $10 million.
  Net earnings attributable to shareholders in the second quarter was $16 million or $1.21 per share, marking the 12th consecutive quarter of positive earnings. In the second quarter of 2024, net earnings attributable to shareholders was $21 million or $1.44 per share.
  Cash provided by operations during the quarter was $147 million and the Company repaid $74 million of debt and repurchased $14 million of common shares. Year to date, Precision has repaid $91 million of debt and repurchased $45 million of shares and is well above the midpoint of its annual guidance for both these targets.
  Capital expenditures were $53 million, bringing the year-to-date total to $113 million. Precision has revised its 2025 capital budget to $240 million from $200 million as it plans to upgrade 22 of its Super Series rigs to meet customer demand, secure additional customer commitments, and drive revenue growth.

Operational Highlights

  Canada averaged 50 active drilling rigs compared to 49 active rigs in the second quarter of 2024, outpacing Canadian industry activity that declined 5%.
  Canadian revenue per utilization day increased to $37,725 from $36,075 in the same period last year, primarily due to customer-funded rig upgrades.
  U.S. averaged 33 active rigs versus 36 in the second quarter of 2024, reflecting a similar decline as industry activity. Compared to the first quarter, Precision's average U.S. rig count was up three rigs with U.S. rig utilization days increasing 13% while industry declined 3%.
  U.S. revenue per utilization day was US$31,113 compared to US$33,227 in the same period last year, primarily due to lower industry activity that caused downward pressure on rates.
  Internationally, we averaged seven active rigs versus eight in the second quarter of 2024 and realized revenue of US$36 million compared to US$40 million in the second quarter of 2024.
  Service rig operating hours decreased 23% compared to the same quarter in 2024 due to customer driven project deferrals, the impact of weather, and lower U.S. activity. During the quarter we wound down our U.S. well servicing operations, selling certain assets and mobilizing others into Canada.

      (1)   See “FINANCIAL MEASURES AND RATIOS.”

MANAGEMENT COMMENTARY
“Precision’s second quarter financial and operational results were stronger than we anticipated, with excellent free cash flow, new contracts booked in Canada and the U.S., and strong customer demand for Precision’s Super Triple rigs in every natural gas basin in North America coupled with sustained strong demand for our pad-capable Super Single rigs, supporting heavy oil drilling in Canada. We generated revenue of $407 million, Adjusted EBITDA of $108 million, and net earnings attributable to shareholders of $16 million or $1.21 per share. I am pleased how our highly experienced team, committed to serving our customers, continues to deliver positive returns for our shareholders.

“Cash provided by operations was $147 million in the second quarter, allowing us to reduce debt by $74 million, repurchase $14 million of shares, and fund capital expenditures of $53 million. Year to date, we reduced debt by $91 million and repurchased $45 million of shares. We are well above the midpoint of our annual guidance for both debt repayments and share repurchases, and confident in our ability to meet our 2025 targets.

“In Canada, we averaged 50 active rigs in the quarter compared to 49 a year ago, outpacing industry activity that declined year over year. Our outperformance was driven by strong demand for our growing fleet of pad-capable Super Series rigs that provide customers improved efficiencies and minimizing the impact of spring breakup. We deployed two pad-capable Super Single rigs earlier this year to meet customer demand for heavy oil development drilling. Undoubtedly, Canada's improved takeaway capacity from the Trans Mountain pipeline expansion has increased heavy oil activity since its start up in mid-2024 and driven our Super Single utilization to near full capacity. LNG Canada made its first shipment in early July and once this facility achieves its run rate capacity, demand for our Super Triple rigs could exceed current supply.

“In the U.S., while the industry's rig count continued to fall during the quarter, we increased our activity 13% versus the first quarter of the year and averaged 33 active rigs with an exit rate of 35 active rigs. Our growth was the result of capitalizing on emerging opportunities in U.S. natural gas plays as customers are becoming more constructive on LNG off-take and AI demand, which is driving additional drilling. With a strong reputation for drilling in natural gas basins such as the Haynesville and Marcellus, we expect our U.S. rig activity to further increase as we deploy additional natural gas drilling rigs through the remainder of the year.

“Our international drilling operations performed as expected, generating US$36 million in revenue and strong free cash flow during the quarter. We have five rigs active in Kuwait and two in Saudi Arabia, with the majority of these rigs under five-year term contracts that extend into 2027 and 2028.

“Completion and Production Services revenue was lower than expected as our service rig operating hours declined 23% year over year. This decrease was attributable to customer driven project deferrals, due to market and commodity price volatility, and the impact of weather, including wet conditions and wildfires. The business generated Adjusted EBITDA of $10 million and we expect activity to improve in the second half of the year as customers move forward with previously deferred projects.

“With strong demand for drilling in Canada and improving sentiment for natural gas drilling in the U.S., customers are requesting a higher number of rig upgrades than we expected earlier this year. As a result, we have increased our capital budget from $200 million to $240 million to support these requests and provide Precision’s customers with some of the most technologically advanced Super Single and Super Triple rigs in North America. In 2025, we plan to upgrade 22 of our Super Series rigs, which is driving more customer commitments and revenue growth from our drilling operations. Our 2025 upgrade capital is supported by up-front customer payments, term contracts, and higher day rate commitments. We remain positioned to further adjust capital spending up or down in response to evolving customer demand.

"Our revised capital plan aligns with our annual strategic priorities to drive revenue growth from our existing service lines. We believe a combination of debt reduction, share buybacks, and investments in our own business will generate the greatest returns for our shareholders. I would like to thank our employees, customers, shareholders and other stakeholders for their continued support," concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2025	2024	% Change	2025	2024	% Change
Revenue	406,615	429,214	(5.3)	902,946	957,002	(5.6)
Adjusted EBITDA(1)	108,100	115,121	(6.1)	245,597	258,270	(4.9)
Net earnings	16,487	20,701	(20.4)	51,434	57,217	(10.1)
Net earnings attributable to shareholders	16,267	20,701	(21.4)	50,778	57,217	(11.3)
Cash provided by operations	147,495	174,075	(15.3)	210,914	239,618	(12.0)
Funds provided by operations(1)	104,290	111,750	(6.7)	214,132	229,515	(6.7)

Cash used in investing activities	36,049	26,943	33.8	93,251	102,180	(8.7)
Capital spending by spend category(1)
Expansion and upgrade	26,757	8,422	217.7	46,303	22,792	103.2
Maintenance and infrastructure	26,016	30,001	(13.3)	66,435	71,158	(6.6)
Proceeds on sale	(11,829)	(10,992)	7.6	(15,594)	(16,178)	(3.6)
Net capital spending(1)	40,944	27,431	49.3	97,144	77,772	24.9

Net earnings attributable to shareholders per share :
Basic	1.21	1.44	(16.0)	3.75	3.97	(5.5)
Diluted	1.07	1.44	(25.7)	3.28	3.97	(17.3)
Weighted average shares outstanding:
Basic	13,401	14,389	(6.9)	13,541	14,398	(6.0)
Diluted	13,987	14,395	(2.8)	14,158	14,402	(1.7)

(1)    See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended June 30,			For the six months ended June 30,
	2025	2024	% Change	2025	2024	% Change
Contract drilling rig fleet	215	214	0.5	215	214	0.5
Drilling rig utilization days:
Canada	4,580	4,464	2.6	11,260	11,081	1.6
U.S.	3,033	3,236	(6.3)	5,724	6,689	(14.4)
International	680	728	(6.6)	1,400	1,456	(3.8)
Revenue per utilization day:
Canada (Cdn$)	37,725	36,075	4.6	36,465	35,789	1.9
U.S. (US$)	31,113	33,227	(6.4)	32,074	33,041	(2.9)
International (US$)	53,129	55,301	(3.9)	51,221	54,055	(5.2)
Operating costs per utilization day:
Canada (Cdn$)	22,419	21,652	3.5	21,471	20,641	4.0
U.S. (US$)	22,087	22,427	(1.5)	22,784	22,062	3.3

Service rig fleet	144	165	(12.7)	144	165	(12.7)
Service rig operating hours	43,837	57,051	(23.2)	110,823	131,555	(15.8)

Drilling Activity

	Average for the quarter ended 2024				Average for the quarter ended 2025
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30
Average Precision active rig count(1):
Canada	73	49	72	65	74	50
U.S.	38	36	35	34	30	33
International	8	8	8	8	8	7
Total	119	93	115	107	112	90

(1)    Average number of drilling rigs working or moving.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	June 30, 2025	December 31, 2024
Working capital(1)	3,681	162,592
Cash	46,698	73,771
Long-term debt	546,429	812,469
Total long-term financial liabilities(1)	609,299	888,173
Total assets	2,742,837	2,956,315
Long-term debt to long-term debt plus equity ratio (1)	0.25	0.33

(1)    See “FINANCIAL MEASURES AND RATIOS.”

Summary for the three months ended June 30, 2025:

  Revenue in the second quarter was $407 million and included $7 million for customer-funded upgrades. While Canadian drilling activity and day rates increased over the same period last year, revenue decreased $23 million from the second quarter of 2024 primarily due to U.S. and international drilling activity declining 6% and 7%, respectively, and well service activity falling 23%.
  Adjusted EBITDA was $108 million compared to $115 million in the second quarter of 2024, primarily due to lower activity impacting revenue offset in part by lower share-based compensation expense, which was $4 million versus $10 million in the same period last year. For additional information on share-based compensation please refer to "Other Items" later in the this news release.
  Adjusted EBITDA as a percentage of revenue(1) was 27%, consistent with the second quarter of 2024.
  Net earnings attributable to shareholders was $16 million or $1.21 per share compared to $21 million or $1.44 per share for the same period last year. On a diluted basis, net earnings attributable to shareholders was $1.07 versus $1.44 in 2024. Precision has consistently delivered positive quarterly net earnings for the past three years.
  Cash provided by operations was $147 million and the Company repurchased 237,085 shares for $14 million, and redeemed US$60 million of its 2026 unsecured senior notes, ending the quarter with $47 million of cash and almost $530 million of available liquidity.
  In Canada, revenue per utilization day was $37,725 compared to $36,075 in the same period last year. The increase related to $7 million of revenue earned for customer funded rig upgrades, amounting to $1,440 on a daily basis.
  Canadian operating costs per utilization day increased 4% to $22,419, mainly due to labor costs related to rig mix and recoverable expenses offset in revenue.
  In the U.S., revenue per utilization day was US$31,113 compared to US$33,227 in the same period last year, as lower industry activity caused downward pressure on rates. In the previous quarter, U.S. revenue per utilization day was US$33,157 but included US$1,263 of idle but contracted rig revenue.
  U.S. operating costs per utilization day remained consistent at US$22,087 versus US$22,427 in the second quarter of 2024. With an increasing rig count, our operating costs per utilization day included US$648 of rig reactivation charges compared to US$242 in the same period last year. In the previous quarter, U.S. operating costs per utilization day were US$23,568 and included charges for mobilization costs and rig reactivations.
  Internationally, we realized revenue of US$36 million compared to US$40 million primarily due to our average active rig count, which decreased from eight to seven in the second quarter of 2025 as one rig was temporarily suspended in Saudi Arabia. We expect to have seven rigs active for the rest of the year.
  Completion and Production Services revenue was $54 million, a decrease of $12 million from 2024, as service rig operating hours declined 23%. This reduction was the result of customer driven project deferrals, the impact of weather, and lower U.S. activity as we wound down our U.S. well servicing operations, selling certain assets and mobilizing others into Canada. Adjusted EBITDA was $10 million, representing 18% of revenue and comparable to 19% in 2024.
  General and administrative expenses were $25 million versus $29 million in the second quarter of 2024, primarily due to lower share-based compensation expense.
  Capital expenditures were $53 million compared to $38 million in the second quarter of 2024 and included $26 million for the maintenance of existing assets, infrastructure, and intangible assets and $27 million for expansion and upgrades.

(1)    See “FINANCIAL MEASURES AND RATIOS.”

Summary for the six months ended June 30, 2025:

  Revenue for the first six months of 2025 was $903 million, a decrease of 6% from 2024. The majority of this decrease related to lower activity in U.S. drilling and our Canadian well service business.
  Adjusted EBITDA decreased 5% to $246 million from $258 million and included $7 million of share-based compensation expense compared to $33 million in 2024. Please refer to “Other Items” later in news release for additional information on share-based compensation.
  Adjusted EBITDA as a percentage of revenue was unchanged at 27%.
  Net earnings attributable to shareholders was $51 million or $3.75 per share and comparable with $57 million or $3.97 per share. On a diluted basis, net earnings attributable to shareholders was $3.22 per share versus $3.97 in 2024.
  General and administrative costs were $55 million and $19 million lower than the first six months of 2024, primarily due to lower share-based compensation expense.
  Net finance charges were $31 million, a decrease of $6 million from 2024 due to lower outstanding debt balance, partially offset by the impact of the weakening Canadian dollar on our U.S. dollar-denominated interest expense.
  Cash provided by operations was $211 million and the Company repurchased 646,058 shares for $45 million and reduced debt by $91 million by redeeming US$60 million of 2026 unsecured senior notes and repaying $7 million on the Senior Credit Facility. We ended the quarter with $47 million of cash and almost $530 million of available liquidity.
  Capital expenditures were $113 million for the first six months of 2025 and included $66 million for maintenance, infrastructure, and intangible assets, and $46 million for expansion and upgrades. By comparison, for the first six months of 2024, capital expenditures were $94 million and included $71 million for maintenance, infrastructure, and intangible assets, and $23 million for expansion and upgrades.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year.

Precision’s 2025 strategic priorities and the progress made during the second quarter:

1.   Maximize free cash flow through disciplined capital deployment and strict cost management.

  Generated cash from operations of $147 million, allowing the Precision to reduce debt and buy back shares.
  On track to realize approximately $10 million in annual savings following fixed cost reductions in the first quarter to address market uncertainty.

2.   Enhance shareholder returns through debt reduction and share repurchases.  Plan to reduce debt by at least $100 million and allocate 35% to 45% of free cash flow before debt repayments for share repurchases.

  Returned $14 million of capital to shareholders by repurchasing 237,085 shares during the quarter. Year to date, we have repurchased $45 million shares and are well on track to meet our annual guidance.
  Reduced debt by $74 million and ended the quarter with almost $530 million of available liquidity. Year to date, we have reduced debt by $91 million, which is well beyond the mid point of our guidance.
  Well positioned to meet our long-term debt reduction target of $700 million between 2022 and 2027. As of June 30, 2025, we have reduced our debt by $525 million since the beginning of 2022.

3.   Grow revenue in existing service lines through contracted upgrades, optimized pricing and utilization, and opportunistic consolidating tuck-in acquisitions.

  Increased Canadian drilling rig utilization, averaging 50 active rigs versus 49 in the second quarter of 2024.
  Grew US rig utilization in a declining market, averaging 33 active rigs versus 30 in the previous quarter.
  Maintained strong pricing in Canada with revenue per utilization per day of $36,285, after excluding revenue related to customer-funded upgrades, which was consistent with $36,075 in the second quarter of 2024.
  Increased 2025 capital budget to $240 million from $200 million to provide for 22 upgrades to our Super Series rigs and drive drilling revenue growth.
  Current market conditions and commodity price volatility make acquisitions less likely in the near term.

OUTLOOK

Near-term expectations for global energy demand growth have been tempered by several geopolitical events including OPEC+ easing of curtailments, trade and tariff uncertainty, and international conflicts. However, we believe the long-term fundamentals for energy is positive, driven by economic growth, increasing demand from emerging economies, and new demand for power.

In Canada, additional takeaway capacity for both oil and natural gas continues to support Canadian activity. LNG Canada made its first shipment at the beginning of July, and we expect demand for our Super Triple drilling rigs could exceed current supply once the facility achieves its run rate capacity. The Trans Mountain pipeline expansion continues to support heavy oil production, driving our Super Single rig utilization near full capacity. While Canadian drilling fundamentals are strong, tariff and commodity price uncertainty have caused some producers to defer some work until later this year. We currently have 63 rigs operating and as these uncertainties resolve, we expect Canadian customer demand for oil targeted drilling to further strengthen.

In the U.S., while the oil rig count continues to decline, we are beginning to see natural gas drilling increase as customers are becoming more constructive on LNG off-take and AI demand. We currently have 36 rigs active in the U.S. and expect to increase our activity for the remainder of the year as we capitalize on emerging opportunities in natural gas basins such as the Haynesville and Marcellus.

Internationally, we have seven active rigs with five in Kuwait and two in the Kingdom of Saudi Arabia and expect this same level of activity for the remainder of the year. The majority of these rigs are under five-year term contracts that extend into 2027 and 2028. We continue to look for opportunities to leverage our international expertise.

As the premier well service provider in Canada, the outlook for this business remains strong, driven by increased takeaway capacity from the Trans Mountain pipeline expansion and LNG Canada, and our High Performance, High Value service offering. We expect activity to improve in the second half of the year as customers move ahead with projects previously deferred.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at July 29, 2025. For those quarters ending after June 30, 2025, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at July 29, 2025	Average for the quarter ended 2024				Average	Average for the quarter ended 2025				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2024	Mar. 31	June 30	Sept. 30	Dec. 31	2025
Average rigs under term contract:
Canada	24	22	23	23	23	20	18	17	16	18
U.S.	20	17	17	16	18	16	16	14	9	14
International	8	8	8	8	8	8	7	7	7	7
Total	52	47	48	47	49	44	41	38	32	39

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change	2025	2024	% Change
Revenue	355,352	365,603	(2.8)	774,809	808,970	(4.2)
Expenses:
Operating	234,448	236,585	(0.9)	506,860	513,277	(1.3)
General and administrative	9,482	9,264	2.4	20,511	22,266	(7.9)
Adjusted EBITDA(1)	111,422	119,754	(7.0)	247,438	273,427	(9.5)
Adjusted EBITDA as a percentage of revenue(1)	31.4%	32.8%		31.9%	33.8%

(1)    See “FINANCIAL MEASURES AND RATIOS.”

Canadian onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	74	214	73	208
June 30	50	127	49	134
Year to date average	62	171	61	171

(1)    Canadian operations only.
(2)    Baker Hughes rig counts.

United States onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	30	572	38	602
June 30	33	556	36	583
Year to date average	32	564	37	593

(1)    United States lower 48 operations only.
(2)    Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change	2025	2024
Revenue	53,936	65,826	(18.1)	133,266	152,913	(12.8)
Expenses:
Operating	41,970	51,040	(17.8)	101,082	116,520	(13.2)
General and administrative	2,090	2,346	(10.9)	4,762	5,348	(11.0)
Adjusted EBITDA(1)	9,876	12,440	(20.6)	27,422	31,045	(11.7)
Adjusted EBITDA as a percentage of revenue(1)	18.3%	18.9%		20.6%	20.3%
Well servicing statistics:
Number of service rigs (end of period)	144	165	(12.7)	144	165	(12.7)
Service rig operating hours	43,837	57,051	(23.2)	110,823	131,555	(15.8)

(1)    See “FINANCIAL MEASURES AND RATIOS.”

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2024 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Cash settled share-based incentive plans	2,662	8,677	3,065	30,436
Equity settled share-based incentive plans	1,551	1,202	3,978	2,077
Total share-based incentive compensation plan expense	4,213	9,879	7,043	32,513

Allocated:
Operating	1,254	2,686	2,382	7,938
General and Administrative	2,959	7,193	4,661	24,575
	4,213	9,879	7,043	32,513

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures
We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, loss (gain) on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Adjusted EBITDA by segment:
Contract Drilling Services	111,422	119,754	247,438	273,427
Completion and Production Services	9,876	12,440	27,422	31,045
Corporate and Other	(13,198)	(17,073)	(29,263)	(46,202)
Adjusted EBITDA	108,100	115,121	245,597	258,270
Depreciation and amortization	74,858	73,818	149,894	152,031
Gain on asset disposals	(6,425)	(7,675)	(9,297)	(10,912)
Foreign exchange	(1,617)	(471)	(1,250)	(77)
Finance charges	14,857	18,189	30,617	36,558
Loss (gain) on investments and other assets	1,674	48	1,625	(180)
Income taxes	8,266	10,511	22,574	23,633
Net earnings	16,487	20,701	51,434	57,217
Non-controlling interests	220	—	656	—
Net earnings attributable to shareholders	16,267	20,701	50,778	57,217

Funds Provided by (Used in) Operations	We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.
Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Capital spending by spend category
Expansion and upgrade	26,757	8,422	46,303	22,792
Maintenance, infrastructure and intangibles	26,016	30,001	66,435	71,158
	52,773	38,423	112,738	93,950
Proceeds on sale of property, plant and equipment	(11,829)	(10,992)	(15,594)	(16,178)
Net capital spending	40,944	27,431	97,144	77,772
Proceeds from sale of investments and other assets	—	(3,623)	—	(3,623)
Purchase of investments and other assets	—	—	11	—
Receipt of finance lease payments	(209)	(193)	(417)	(384)
Changes in non-cash working capital balances	(4,686)	3,328	(3,487)	28,415
Cash used in investing activities	36,049	26,943	93,251	102,180

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Current assets	411,030	501,284
Current liabilities	(407,349)	(338,692)
Working capital	3,681	162,592

Total Long-term Financial Liabilities	We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Total non-current liabilities	670,288	935,624
Deferred tax liabilities	(60,989)	(47,451)
Total long-term financial liabilities	609,299	888,173

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.
Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage. For the period ended June 30, 2025 long-term debt includes long-term debt plus current portion of long-term debt as reported in our Consolidated Interim Consolidated Statements of Financial Position.
Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt plus current portion of long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations. For the period ended June 30, 2025 long-term debt includes long-term debt plus current portion of long-term debt as reported in our Consolidated Interim Consolidated Statements of Financial Position.
Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2025;
  our capital expenditures, free cash flow allocation and debt reduction plans for 2025 and beyond;
  anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2025;
  the average number of term contracts in place for 2025;
  customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis;
  the impact of an increase/decrease in capital spending; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  the impact of tariffs and trade disputes;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2024, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash	$46,698	$73,771
Accounts receivable	318,610	378,712
Inventory	45,722	43,300
Assets held for sale	—	5,501
Total current assets	411,030	501,284
Non-current assets:
Deferred tax assets	2,114	6,559
Property, plant and equipment	2,245,696	2,356,173
Intangibles	11,241	12,997
Right-of-use assets	60,006	66,032
Finance lease receivables	4,533	4,806
Investments and other assets	8,217	8,464
Total non-current assets	2,331,807	2,455,031
Total assets	$2,742,837	$2,956,315

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$250,900	$314,355
Income taxes payable	1,880	3,778
Current portion of lease obligations	18,388	20,559
Current portion of long-term debt	136,181	—
Total current liabilities	407,349	338,692

Non-current liabilities:
Share-based compensation	7,214	13,666
Provisions and other	7,057	7,472
Lease obligations	48,599	54,566
Long-term debt	546,429	812,469
Deferred tax liabilities	60,989	47,451
Total non-current liabilities	670,288	935,624
Equity:
Shareholders’ capital	2,272,820	2,301,729
Contributed surplus	78,383	77,557
Accumulated other comprehensive income	159,389	199,020
Deficit	(850,056)	(900,834)
Total equity attributable to shareholders	1,660,536	1,677,472
Non-controlling interest	4,664	4,527
Total equity	1,665,200	1,681,999
Total liabilities and equity	$2,742,837	$2,956,315

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2025	2024	2025	2024

Revenue	$406,615	$429,214	$902,946	$957,002
Expenses:
Operating	273,745	285,410	602,813	624,916
General and administrative	24,770	28,683	54,536	73,816
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	108,100	115,121	245,597	258,270
Depreciation and amortization	74,858	73,818	149,894	152,031
Gain on asset disposals	(6,425)	(7,675)	(9,297)	(10,912)
Foreign exchange	(1,617)	(471)	(1,250)	(77)
Finance charges	14,857	18,189	30,617	36,558
Loss (gain) on investments and other assets	1,674	48	1,625	(180)
Earnings before income taxes	24,753	31,212	74,008	80,850
Income taxes:
Current	1,068	1,345	2,174	2,362
Deferred	7,198	9,166	20,400	21,271
	8,266	10,511	22,574	23,633
Net earnings	$16,487	$20,701	$51,434	$57,217
Attributable to:
Shareholders of Precision Drilling Corporation	$16,267	$20,701	$50,778	$57,217
Non-controlling interests	$220	$—	$656	$—
Net earnings per share attributable to shareholders of Precision Drilling Corporation:
Basic	$1.21	$1.44	$3.75	$3.97
Diluted	$1.07	$1.44	$3.28	$3.97

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Net earnings	$16,487	$20,701	$51,434	$57,217
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(79,446)	14,260	(80,104)	46,513
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	41,008	(8,660)	40,473	(28,819)
Comprehensive income (loss)	$(21,951)	$26,301	$11,803	$74,911
Attributable to:
Shareholders of Precision Drilling Corporation	$(22,171)	$26,301	$11,147	$74,911
Non-controlling interests	$220	$—	$656	$—

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Cash provided by (used in):
Operations:
Net earnings	$16,487	$20,701	$51,434	$57,217
Adjustments for:
Long-term compensation plans	3,374	4,419	6,390	11,870
Depreciation and amortization	74,858	73,818	149,894	152,031
Gain on asset disposals	(6,425)	(7,675)	(9,297)	(10,912)
Unrealized foreign exchange	(1,631)	(578)	(2,414)	150
Finance charges	14,857	18,189	30,617	36,558
Income taxes	8,266	10,511	22,574	23,633
Other	(21)	93	(21)	93
Loss (gain) on investments and other assets	1,674	48	1,625	(180)
Income taxes paid	(3,846)	(4,100)	(4,167)	(4,334)
Interest paid	(3,621)	(4,313)	(33,258)	(37,743)
Interest received	318	637	755	1,132
Funds provided by operations	104,290	111,750	214,132	229,515
Changes in non-cash working capital balances	43,205	62,325	(3,218)	10,103
Cash provided by operations	147,495	174,075	210,914	239,618

Investments:
Purchase of property, plant and equipment	(52,773)	(38,423)	(112,738)	(93,950)
Proceeds on sale of property, plant and equipment	11,829	10,992	15,594	16,178
Proceeds from sale of investments and other assets	—	3,623	—	3,623
Purchase of investments and other assets	—	—	(11)	—
Receipt of finance lease payments	209	193	417	384
Changes in non-cash working capital balances	4,686	(3,328)	3,487	(28,415)
Cash used in investing activities	(36,049)	(26,943)	(93,251)	(102,180)

Financing:
Issuance of long-term debt	10,000	—	10,000	—
Repayment of long-term debt	(83,854)	(102,132)	(100,964)	(102,848)
Repurchase of share capital	(14,490)	(23,493)	(45,256)	(33,574)
Issuance of common shares from the exercise of options	—	191	—	191
Debt amendment fees	—	(1,317)	—	(1,317)
Lease payments	(3,922)	(3,219)	(7,509)	(6,419)
Cash used in financing activities	(92,266)	(129,970)	(143,729)	(143,967)
Effect of exchange rate changes on cash	(727)	123	(1,007)	580
Increase (decrease) in cash	18,453	17,285	(27,073)	(5,949)
Cash, beginning of period	28,245	30,948	73,771	54,182
Cash, end of period	$46,698	$48,233	$46,698	$48,233

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2025	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999
Net earnings for the period	—	—	—	50,778	50,778	656	51,434
Other comprehensive income for the period	—	—	(39,631)	—	(39,631)	—	(39,631)
Settlement of Executive Performance and Restricted Share Units	11,651	(2,790)	—	—	8,861	—	8,861
Distributions to non-controlling interest	—	—	—	—	—	(519)	(519)
Share repurchases	(40,921)	—	—	—	(40,921)	—	(40,921)
Redemption of non-management directors share units	361	(361)	—	—	—	—	—
Share-based compensation expense	—	3,977	—	—	3,977	—	3,977
Balance at June 30, 2025	$2,272,820	$78,383	$159,389	$(850,056)	$1,660,536	$4,664	$1,665,200

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662	$—	$1,575,662
Net earnings for the period	—	—	—	57,217	57,217	—	57,217
Other comprehensive income for the period	—	—	17,694	—	17,694	—	17,694
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	—	—	20,367	—	20,367
Share options exercised	271	(80)	—	—	191	—	191
Share repurchases	(40,423)	—	—	—	(40,423)	—	(40,423)
Share-based compensation expense	—	2,077	—	—	2,077	—	2,077
Balance at June 30, 2024	$2,346,823	$75,604	$165,170	$(954,812)	$1,632,785	$—	$1,632,785

2025 SECOND QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 11:00 a.m. MT (1:00 p.m. ET) on Wednesday, July 30, 2025.

To participate in the conference call please register at the URL link below. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

https://register-conf.media-server.com/register/BI9c97a8ad554c49e8a59d76dca08d3900

The call will also be webcast and can be accessed through the link below. A replay of the webcast call will be available on Precision’s website for 12 months.

https://edge.media-server.com/mmc/p/2htkxz4p

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For further information, please contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com